

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

James McArthur, Ph.D.
President and Chief Executive Officer
PepGen Inc.
245 Main Street
Cambridge, MA 02142

> **Re: PepGen Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 1, 2021**
> **CIK No. 0001835597**

Dear Dr. McArthur:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on October 1, 2021

Overview, page 1

1. Please revise the opening paragraph to provide context and balance to your disclosure that you are an "early-stage" biopharmaceutical company and to highlight that your operations are preclinical in nature and your reliance on patents in-licensed from OUI and MRC.

2. Please clarify the meaning and significance of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain the meaning of exon, dystrophin, CUG trinucleotide and HSA^{LR}.

Our Portfolio, page 2

3.   We note the inclusion of your PGN-EDO44 and PGN-EDO45 discovery programs in your pipeline table on pages 2 and 117. We also refer to the inclusion of PGN-EDONMD for an undisclosed indication in the last row of your pipeline table. Given the status of development, no specified target indication for PGN-EDONMD and limited disclosure regarding these discovery programs, it seems premature to highlight these products prominently in the pipeline table. Please explain why these programs are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure in your Business section to provide a more fulsome discussion of these programs or alternatively, remove any programs that are not currently material from the pipeline table.

4.   We refer to your disclosure on page 2 of your pipeline of oligonucleotide therapeutics candidates that are engineered to "safely and effectively" target the root cause of serious diseases, such as Duchenne muscular dystrophy. Please note that determinations of safety and efficacy are solely within the authority of the FDA; therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy, including that cited above.

PGN-EDO51, page 3

5.   We refer to your disclosure on page 3 relating to your conclusion that you observed the "most potent exon skipping compared to any approved therapeutic or known developmental candidate" across target issues. Please revise your Summary to provide more balanced disclosure by clarifying whether any head-to-head comparisons were conducted.

Our Team and Investors, page 5

6.   We note that you identify certain entities as investors in your company on page 5; however, some do not appear to be among your principal stockholders as disclosed on page 183. If material, please expand your disclosure to describe the nature of each named entity's investment in you and explain to us why including this information is appropriate. Please also explain in your response your plans to update investor about changes these entities make with respect to their investments in the company.

Special Note Regarding Forward-Looking Statements, page 91

7.   You state on page 92 that investors are cautioned not to "place undue reliance on" statements that reflect your intentions and expectations disclosed in forward-looking statements. Please note that you are responsible for the disclosure contained in your registration statement and you may not use language that could be interpreted as a disclaimer of information contained in your filing. Please revise.

James McArthur, Ph.D.
PepGen Inc.
October 28, 2021
Page 3

Use of Proceeds, page 93

8. To the extent known, please revise your disclosure to include each of the programs listed in your Summary pipeline table and the approximate amount of proceeds you intend to allocate toward each of the programs identified, as well as how far the proceeds from the offering will allow you to proceed with the continued development of each of your programs. Refer to Instruction 3 to Item 504 of Regulation S-K.

Capitalization, page 96

9. You disclose that you have 1,051,720 shares of Class A common stock outstanding as of June 30, 2021. However, on page F-25 you disclose that you have 910,160 shares of Class A common stock outstanding as of the same date. Please reconcile these amounts and revise accordingly. Please note that this discrepancy also impacts your historical net tangible book value per share calculation of your common stock on page 98.

10. We note on pages F-19 and F-37 that all of your outstanding preferred shares will convert automatically into common stock in the closing of the sale of shares of your common stock to the public at a price of at least $57.12 per share (subject to adjustment) in an underwritten public offering. Explain to us why you believe these pro forma adjustments related to the conversion of your preferred shares upon the initial public offering are factually supportable by confirming to us that you presently expect the offering to meet such conditions. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development, page 103

11. Please revise to also include disaggregated disclosures by nature of expenses incurred for each reporting period presented.

Critical Accounting Polices and Estimates
Stock-Based Compensation, page 111

12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Business, page 116

13. Please revise the graphic on page 136 to ensure that the labels and units on both axes are legible. Please also revise the graphics on page 142 and 143 to clarify the meaning of the abbreviations, such as "PPMO dose" and "WT."

Comparison with Other Oligonucleotide Delivery Technologies in Development, page 126

14.   We note your disclosure on page 126 of the in vivo studies comparing your EDO technology with other CPP-PMO approaches in a number of animal models. We also refer to your disclosure on page 134 relating to the repeat dose administration of PGN-EDO51. Please expand your disclosure to address the related statistical significance and/or p-values and the design and scope of your studies, including the number of subjects and whether any adverse events were observed (if any).

Safety data: Generally well-tolerated a clinically-relevant dose levels, page 135

15.   We refer to your disclosure of levels of hypomagnesemia observed in patients on page 135. Please expand your disclosure to discuss the significance of the magnesium levels observed and how the results support your conclusion that PGN-EDO51 has a potential therapeutic index.

License of Technology Agreement with Oxford University Innovation Limited..., page 149

16.   Please revise to disclose when the last-to-expire licensed patent is set to expire under the OUI/MRC License. Please also disclose the upfront or execution payments, the aggregate of milestone payments to be paid or received and the aggregate amounts paid or received under the OUI/MRC License, as applicable.

Intellectual Property, page 151

17.   We note your disclosure on page 153 relating to the issued patent and patent applications that you exclusive license under the OUI/MRC License with respect to the EDO platform. Please expand your disclosure to specify the specific technology to which such patent relates, as well as the type of patent protection and the applicable jurisdiction of the one issued patent.

General

18.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

       You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Xu, Esq.